[SKY HARVEST WINDPOWER CORP. LOGO]

March 20, 2012

Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Robert Babula

Dear Sirs:

Re: Form 10-K/A for the Fiscal Year Ended May 31, 2011
    Form 10-Q for the Period Ended November 30, 2011
    File No. 0-52410

Further to your letter dated January 31, 2012, we response to your comments regarding the above-noted recent filings as follows:

FORM 10-K/A FOR THE FISCAL YEAR ENDED MAY 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 25

1. THE REPORT INCLUDED REFERS TO THE CONSOLIDATED STATEMENTS OF OPERATION, CHANGES IN SHAREHOLDERS' EQUITY AND CASH FLOWS FOR THE PERIOD AUGUST 26, 1998 (INCEPTION) TO MAY 31, 2011 WHEREAS THE FINANCIAL STATEMENTS REFER TO FEBRUARY 25, 2005 AS THE DATE OF INCEPTION. PLEASE REVISE TO RECONCILE THIS DISCREPANCY. SEE ARTICLE 2 OF REGULATION S-X.

     We have filed an amended annual report on Form 10-K that includes a revised Report of Independent Registered Public Accounting Firm that correctly indicates that our date of inception was February 25, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, PAGE 33

1. ORGANIZATION AND DESCRIPTION OF BUSINESS, PAGE 33

2. REFER TO YOUR ACQUISITION OF SKY HARVEST DISCLOSED IN FOOTNOTE 4 ON PAGE F-15 TO YOUR FORM 10-K FOR THE FISCAL YEAR ENDED MAY 31, 2010. PLEASE PROVIDE TO USE YOUR ACCOUNTING ANALYSIS WHICH SUPPORTED RECORDING THE ASSETS AND LIABILITIES OF SKY HARVEST AT FAIR VALUE AS OPPOSED TO HISTORIC COST. IN THIS REGARD, WE NOTE SKY HARVEST WAS A PRIVATE COMPANY PRIOR TO THE TRANSACTION AND THE NUMBER OF SHARES ISSUED TO CONSUMMATE THE TRANSACTION EXCEEDED THE TOTAL NUMBER OF SHARES OUTSTANDING IMMEDIATELY PRIOR TO THE TRANSACTION. PLEASE EXPLAIN TO US YOUR CONSIDERATION OF ACCOUNTING FOR THE TRANSACTION AS A REVERSE MERGER. REFER TO THE GUIDANCE AND EXAMPLES CONTAINED WITHIN FASB ASC TOPIC 805-40.

     We accounted for the acquisition as a business combination pursuant to the guidance in FASB ASC Topic 805. The acquirer is defined in FASB ASC Topic 805-40 as the entity that obtains control of the acquiree. Prior to the exchange agreement, no single shareholder had control of Keewatin. Subsequent to the transaction, the former shareholders of Keewatin owned 89% of the combined entity and there was still no single shareholder that had control of Keewatin. Therefore, Sky Harvest was deemed the acquiree and Keewatin was deemed the acquirer, and the transaction was not treated as a reverse merger since control of Keewatin did not change. The acquisition was accounted for by applying the acquisition method pursuant to FASB ASC Topic 805. In accordance with the acquisition method, Keewatin recorded the assets and liabilities of Sky Harvest at their fair value.

3. NOTWITHSTANDING THE ABOVE COMMENT, PLEASE EXPLAIN TO US HOW YOU CONCLUDED THE ACQUISITION OF SKY HARVEST WAS NOT A COMMON CONTROL TRANSACTION. COMMON CONTROL TRANSACTIONS ARE TRANSACTIONS IN WHICH THE COMBINING ENTITIES ARE CONTROLLED BY THE SAME PARTY OR PARTIES BEFORE AND AFTER THE TRANSACTION AND CONTROL IS NOT TRANSITORY. PLEASE NOTE THAT COMPANIES ARE REQUIRED TO ACCOUNT FOR COMMON CONTROL TRANSACTIONS AT CARRYOVER BASIS UNDER GAAP. IN THIS REGARD, WE NOTE FROM YOUR FORM 8-K FILED ON JULY 14, 2009 THAT THE CURRENT DIRECTORS OF KEEWATIN WERE ALSO DIRECTORS, OFFICERS AND SHAREHOLDERS OF SKY HARVEST. REFER TO THE GUIDANCE FOR TRANSACTION BETWEEN ENTITIES UNDER COMMON CONTROL AT FASB ASC 805-50-15.

     We followed the guidance in FASB ASC Topic 810-10-15-8 which defines control as: "The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree." We also considered the guidance in EITF 02-5 which discussed, but did not reach a consensus, on the issue of how to determine whether separate entities are under common control. Specifically, EITF 02-5 indicates that common control exists only in the following situations:

     * An individual or entity holds more than 50% of the voting ownership interest of each entity (Not applicable to Keewatin and Sky Harvest).

     * Immediate family members hold more than 50% of the voting ownership interest of each entity (Not applicable to Keewatin and Sky Harvest).

     * A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists (Not applicable to Keewatin and Sky Harvest)

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
     The acquisition was not treated as a common control transaction because prior to the share exchange agreement, no single shareholder held more than 16.1% of Keewatin and no single shareholder held more than 28.3% of Sky Harvest. Also, there was no group of shareholders controlling each of the entities with a written agreement. Therefore, this does not meet the above definition of common control and the accounting for the transactions should and did follow the guidance in FASB ASC Topic 805.

     Transactions between entities with common ownership should be accounted for similar to common control transactions when the shareholders would have exactly the same interest in the underlying businesses before and after the combination. Although there were common shareholders in both Keewatin and Sky Harvest, the shareholders do not have exactly the same interests in the underlying business after the completion of the transaction. Therefore, the accounting for the transactions should and did follow the guidance in FASB ASC Topic 805.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 42

4. PLEASE REVISE TO STATE YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AS OPPOSED TO ADEQUATE. REFER TO ITEM 307 OF REGULATION S-K.

     We have revised this section in our amended annual report to indicate that our disclosure controls and procedures are effective, as opposed to adequate.

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2011

ITEM 4. CONTROLS AND PROCEDURES, PAGE 24

5. IN FUTURE FORM 10-Q FILINGS, PLEASE FINISH THE INFORMATION REQUIRED BY ITEM 307 AND ITEM 308(C) OF REGULATION S-K. IN THIS REGARD, WE NOTE YOU INCLUDED ALL THE DISCLOSURES REQUIRED BY ITEM 308 OF REGULATION S-K AS OPPOSED TO ONLY ITEM 308(C) OF REGULATION S-K. SEE ALSO ITEM 4 OF FORM 10-Q.

     We will ensure that our future filings on Form 10-Q include the information required by Item 307 and Item 308(c) of Regulation S-K.

6. PLEASE ENSURE THAT FUTURE QUARTERLY REPORTS PROVIDE THE ENTIRE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES. SEE EXCHANGE ACT RULE 13A-15(E).

     We will ensure that our future filings on Form 10-Q provide the entire definition of disclosure controls and procedures.

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
EXHIBIT 31

7. REFER TO PARAGRAPH FOUR WHERE YOU STATE THAT YOU ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES FOR THE REGISTRANT. IN FUTURE FILINGS, PLEASE ALSO STATE YOU ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING INTERNAL CONTROLS OVER FINANCIAL REPORTING IN ADDITION TO YOUR DISCLOSURE CONTROLS AND PROCEDURES.

     In our future filings, our Exhibit 31 disclosure will include a statement that the undersigned is responsible for establishing and maintaining internal controls over financial reporting in addition to disclosure controls and procedures.

Yours truly,

SKY HARVEST WINDPOWER CORP.


PER: /s/ William Iny
    ------------------------------
    WILLIAM INY
    President


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